Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 333-298679)

The following is an excerpt from a transcript of Alcoa Corporation's ("Alcoa") Q3 2026 earnings call, a replay of which was made available by Alcoa on October 16, 2026, which includes information regarding the proposed transaction between Alcoa and South32 Limited:

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William F. Oplinger

President, Chief Executive Officer & Director, Alcoa Corp.

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The AliGroup acquisition continues to advance. The asset's strong first half 2026 performance reinforces our confidence in the strategic and financial rationale for the transaction. South32 shareholders approved the transaction, bringing us another step closer to our expected closing in the first half of 2027. Let me now provide an update on our progress toward transaction closing.

Since announcing the AliGroup acquisition on June 30, we have made meaningful progress towards closing. In September, we completed the $2.6 billion debt financing and cancelled the bridge facility. Completing the financing early reduced execution risk and provides certainty around funding the cash consideration. We estimate that the locked box value was more than $300 million at the end of the quarter based on publicly available information, including production guidance provided by South32. The regulatory approval process is progressing well across the relevant jurisdictions. Earlier this month, I met with President, Ramaphosa, and other key stakeholders in South Africa. Our engagement with stakeholders has been positive, and we remain confident in securing the required approvals to meet our expected first half of 2027 closing time line.

Our transition and integration teams are actively preparing for ownership of the assets. This work spans the organization and is focused on maintaining operational continuity, positioning us to capture the value of the combined portfolio, and ensuring we are ready to execute following closing and beginning delivering synergies and broader benefits of the transaction. Until then, the businesses will continue to operate independently.

Now, I'll turn it over to Molly to review the financial results.

Molly S. Beerman

Executive Vice President & Chief Financial Officer, Alcoa Corp.

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Moving to cash flow activities for the third quarter of 2026. We ended the third quarter with a cash balance of $4.4 billion, which includes $2.6 billion of cash proceeds from the bond issue completed in September. Together with cash on hand, the net proceeds from the bond issue will be used to fund the $3.1 billion cash consideration for the AliGroup acquisition at closing.

Securing the financing now avoids access and pricing risks in a volatile bond market. The quantum issued also reflects the strength of our balance sheet and cash position, resulting from consecutive quarters of robust free cash flow generation. In the third quarter, cash from operations was $643 million, and free cash flow was $472 million, supported by strong EBITDA in the Aluminum segment where the company was able to deliver metal prices to the bottom line.

Turning to our key financial metrics for the third quarter and year-to-date 2026. Return on equity through the first nine months of 2026 was 25.3%. Year-to-date, we have returned $80 million in cash to shareholders through our regular quarterly dividend. The company generated free cash flow of approximately $600 million in the first nine months of the year. As we look toward closing the AliGroup acquisition, our strengthened balance sheet, secured financing and substantial cash position provide ample capacity to fund the transaction. This is the result of disciplined capital allocation, strong cash generation, and consistent operating performance.

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William F. Oplinger

President, Chief Executive Officer & Director, Alcoa Corp.

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Second, value-creating growth. At Investor Day, we were clear that we would pursue growth only where we see a compelling path to long-term shareholder value. The AliGroup acquisition reflects that discipline, and we will apply the same standard to any future opportunities. We will not pursue growth for growth's sake.

Third, disciplined capital allocation. We ended the third quarter with a strong balance sheet, supported by robust year-to-date free cash flow. We structured the AliGroup consideration such that pro forma leverage approximates a manageable 1.5 times. Following closing of the acquisition, de-levering will be our priority.

We expect to use various sources of cash, such as free cash flow generation, locked box cash from the transaction, proceeds from additional transformation asset sales, and the monetization of our Ma'aden shares to reduce debt over time. Given the stronger through-cycle cash flow generation of the combined portfolio, we will update our adjusted net debt target at the transaction closing.

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Nick Giles	Q

Analyst, B. Riley Securities, Inc.

Yeah. Thanks, operator. Good afternoon, guys. The aluminum equities as a whole have been under significant pressure. So, Bill, I was just curious where, in terms of capital allocation, share repurchases would stand at this point? Thanks.

William F. Oplinger	A

President, Chief Executive Officer & Director, Alcoa Corp.

So, we're going to – and Nick, thanks for the question. We're pursuing the closure of the South32 AliGroup transaction in the first half of next year. Clearly, we went out and raised debt in order to be able to pay the cash component of that. Recognize the fact that cash component of that is $3.1 billion, we only raised $2.6 billion because we're going to use some of the cash from the balance sheet. We will get that deal – well, we anticipate getting that deal closed in the first half, and then the priority after that closure will be rapid de-levering. And clearly, the cash generation that we are seeing today will allow us to de-lever rather quickly. We alluded to the fact that we think there's $300 million of cash in the [ph] locked box (00:24:31). That will certainly go into the cash consideration. But at this point, the target is de-levering.

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Lawson Winder	Q

Analyst, Bank of America Securities

Oh, okay, fantastic. Thank you. And then just one additional question. Again, of course, quite a bit of talk about the AliGroup opportunity and what an opportunity it is. When you look at the potential M&A opportunity set globally, I mean, do you continue to see other unique opportunities like AliGroup? And what sort of appetite does Alcoa have for further acquisitions post the closing of AliGroup?

William F. Oplinger	A

President, Chief Executive Officer & Director, Alcoa Corp.

AliGroup's a big acquisition for us. Let us get this one closed before we start talking about other opportunities. What I really want to prove to the world through this acquisition is that; number one, we can grow this company; and number two, we can successfully integrate an acquisition. We have a pretty large team that's already in place that's working toward the integration so that when we close on day one, we're going to be ready to integrate this.

And I mentioned in my prepared remarks that I was already over in South Africa, met with the President of South Africa, President Ramaphosa, got a very good greeting introduction from him to the country and impressed on him that we're an aluminum company, we want to own Hillside, we want to be in Hillside for the long term, and we're committed to the aluminum industry. So, we're going to focus on getting this one done first before we talk about other opportunities.

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Carlos F. de Alba	Q

Analyst, Morgan Stanley & Co. LLC

Yeah. Just on the approval for the AliGroup transaction, do you require China approval?

William F. Oplinger	A

President, Chief Executive Officer & Director, Alcoa Corp.

No.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding Alcoa’s proposed transaction to acquire South32 Limited’s equity interests in certain bauxite, alumina, and aluminum assets (the proposed transaction referred to as the “Transaction”); the ability of the parties to complete the Transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the Transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the Transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the Transaction; (b) the prohibition or delay of the completion of the Transaction by a governmental entity; (c) the risk that the Transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses, resulting from the Transaction; (f) uncertainty of the expected financial performance following completion of the Transaction; (g) uncertainty of any contingent payment required to be made in connection with the Transaction following completion; (h) failure to realize the anticipated benefits of the Transaction; (i) the occurrence of any event that could give rise to termination of the Transaction; (j) potential litigation in connection with the Transaction or other settlements or investigations that may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; (k) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (l) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (m) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (n) competitive and complex conditions in global markets; (o) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (p) rising energy costs and interruptions or uncertainty in energy supplies; (q) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (r) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (s) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (t) changes in tax laws or exposure to additional tax liabilities; (u) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (v) disruptions in the global economy caused by ongoing regional conflicts and wars; w) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (x) global competition within and beyond the aluminum industry; (y) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (z) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (aa) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (bb) dilution of the ownership position of Alcoa’s stockholders (including as a result of the Transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (cc) our ability to obtain or maintain adequate insurance coverage; (dd) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (ee) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ff) significant declines in the market value of our marketable securities; (gg) our ability to fund capital expenditures; (hh) deterioration in our credit profile or increases in interest rates; (ii) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (jj) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (kk) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (ll) labor market conditions, union disputes and other employee relations issues; and (mm) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and other reports filed by Alcoa with the U.S. Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below).

Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the Transaction, are also more fully discussed in the Registration Statement referred to below. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the Transaction. In connection with the Transaction, Alcoa filed a Registration Statement on Form S-4 on September 1, 2026 (including documents incorporated by reference therein, the “Registration Statement”), with the SEC. The Registration Statement was declared effective and the related final prospectus was filed on September 8, 2026. This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the Transaction. Before making any investment decision, investors are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they contain important information about Alcoa and the Transaction. Investors are able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa.